

SECU ...SION

IIIII 13011732

ANNUAL AUDITED REPORT SEC
FORM X-17A-5 Mail Processing
PART III Section

FEB 25 2013

| SEC FILE NUMBER |
| --- |
| 8- 65370 |

FACING PAGE       Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2012__ AND ENDING __December 31, 2012__

                MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stacey Braun Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

377 Broadway Avenue, 8th Floor

(No. and Street)

New York                  New York               10013

    (City)                         (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas H. Wexler                                      (212) 226-7707

                                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

                  (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170       Northridge       California       91324

   (Address)                           (City)                   (State)             (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



**Stacey Braun Financial Services, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2012**

# OATH OR AFFIRMATION

I, _Douglas H. Wexler_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Stacey Braun Financial Services Inc._ , as of _December 31_ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS


**Independent Auditor's Report**


Board of Directors
Stacey Braun Financial Services, Inc.:

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc., (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

*WE FOCUS & CARE*

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 12, 2013

## Stacey Braun Financial Services, Inc.
## Statement of Financial Condition
## December 31, 2012

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 43,126 |
| Receivable from clearing organizations | | 4,331 |
| Prepaid expense | | 2,104 |
| **Total assets** | $ | 49,561 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 4,256 |
| Income taxes payable | | 7,756 |
| **Total liabilities** | | 12,012 |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, no par value, 200 shares authorized, | | |
| 10 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 14,531 |
| Retained earnings | | 22,918 |
| **Total stockholder's equity** | | 37,549 |
| **Total liabilities and stockholder's equity** | $ | 49,561 |

*The accompanying notes are an integral part of these financial statements.*

**Stacey Braun Financial Services, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2012**

**Revenues**

| | | |
|---|---|---:|
| Commissions | $ | 55,712 |
| Fee based income | | 41,511 |
| Interest and other income | | 24 |
| **Total revenues** | | 97,247 |

**Expenses**

| | |
|---|---:|
| Commission expense | 9,189 |
| Professional fees | 6,178 |
| Other operating expenses | 19,502 |
| **Total expenses** | 34,869 |
| **Net income (loss) before income tax provision** | 62,378 |

| | | |
|---|---|---:|
| **Income tax provision** | | - |
| **Net income (loss)** | $ | 62,378 |

**Stacey Braun Financial Services, Inc.**

**Statement of Changes in Stockholder's Equity**

**For the Year Ended December 31, 2012**

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2011 | $ 100 | $ 14,531 | $ 25,540 | $ 40,171 |
| Distributions to stockholders | - | - | (65,000) | (65,000) |
| Net income (loss) | - | - | 62,378 | 62,378 |
| Balance at December 31, 2012 | $ 100 | $ 14,531 | $ 22,918 | $ 37,549 |

*The accompanying notes are an integral part of these financial statements.*

**Stacey Braun Financial Services, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2012**

**Cash flow from operating activities:**

| | | | |
|---|---|---|---|
| Net income (loss) | | | $ 62,378 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| (Increase) decrease in assets: | | | |
| Receivable from clearing organizations | $ 21,155 | | |
| Prepaid expense | (45) | | |
| Increase (decrease) in liabilities: | | | |
| Accounts payable and accrued expenses | (42,658) | | |
| Income taxes payable | 2,256 | | |
| Total adjustments | | | (19,292) |
| | | | |
| **Net cash and cash equivalents provided by (used in) operating activities** | | | 43,086 |
| | | | |
| **Net cash and cash equivalents provided by (used in) investing activities** | | | - |
| | | | |
| **Cash flow from financing activities:** | | | |
| Capital distributions | (65,000) | | |
| **Net cash and cash equivalents provided by (used in) financing activities** | | | (65,000) |
| | | | |
| **Net increase (decrease) in cash and cash equivalents** | | | (21,914) |
| **Cash and cash equivalents at beginning of year** | | | 65,040 |
| **Cash and cash equivalents at end of year** | | | $ 43,126 |

**Supplemental disclosure of cash flow information:**

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | - |
| Income taxes | $ | 3,800 |

*The accompanying notes are an integral part of these financial statements.*

-4-

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Stacey Braun Financial Services, Inc. (the "Company") was incorporated in the State of New York on September 24, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Stacey Braun & Associates, Inc. (the "Parent"). The Company receives most of its revenue through referals from the Parent.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including selling mutual funds, individual and group health and life insurance policies, and variable and fixed annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1:  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company records commission income and related commission expenses on a trade date basis, except for recurring trade date revenue (such as 12 b-1 revenue) which is recorded when received.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code.  Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements.  The evaluation was performed through February 12, 2013, which is the date the financial statements were available to be issued.  Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2:  RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis.  Customers' money balances and security positions are carried on the books of the clearing brokers.  In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.  In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.  As of December 31, 2012, the receivable from clearing organizations of $4,331 was pursuant to these clearance agreements.

## Note 3:  INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included in these financial statements.  However, the Company incurred $6,056 in New York City Unincorporated Business Tax which is included in other operating expenses on the statement of income.

## Note 4: FIDUCIARY ACCOUNT

Funds collected on behalf of one of the Company's clients are held in a separate bank account for fiduciary purposes. Funds deposited to the account include fees earned on the sale of investment products to the individual participants who are members of the client organization. Under terms of a services agreement with the client, fees earned are passed back to the client. Such fees are accrued as a liability on a monthly basis, and settled on a quarterly basis. As of December 31, 2012, the service agreement referred to above was no longer active and the fiduciary relationship had been terminated.

## Note 5: RELATED PARTY TRANSACTIONS

The Company pays its parent company for office space, administrative personnel, telephone, office supplies, and other shared administrative expense under a formal expense sharing agreement. The current fee under this arrangement is $600 per month. During the year ended December 31, 2012, the Company paid $7,200 in management fees.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

**Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011). | After December 15, 2011 |
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011). | After December 15, 2011 |
| 2012-02 | Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012). | After September 15, 2012 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $30,604 which was $25,604 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,012) to net capital was 0.39 to 1, which is less than the 15 to 1 maximum allowed.

**Stacey Braun Financial Services, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2012**

## Computation of net capital

| | | | | |
|---|---|---:|---|---:|
| Common stock | $ | 100 | | |
| Additional paid-in capital | | 14,531 | | |
| Retained earnings | | 22,918 | | |
| **Total stockholder's equity** | | | $ | 37,549 |
| Less: Non-allowable assets | | | | |
| Receivable from clearing organizations | | (4,331) | | |
| Prepaid expense | | (2,104) | | |
| **Total non-allowable assets** | | | | (6,435) |
| **Net capital before haircuts** | | | | 31,114 |
| Less: Haircuts on securities | | | | |
| Haircut on money markets | | (510) | | |
| **Total haircuts on securities** | | | | (510) |
| **Net Capital** | | | | 30,604 |

## Computation of net capital requirements

| | | | | |
|---|---|---:|---|---:|
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 801 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above) | | | | (5,000) |
| **Excess net capital** | | | $ | 25,604 |
| Ratio of aggregate indebtedness to net capital | | 0.39 : 1 | | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012.

**Stacey Braun Financial Services, Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**

A computation of reserve requirements is not applicable to Stacey Braun Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

**Stacey Braun Financial Services, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**


Information relating to possession or control requirements is not applicable to Stacey Braun Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Stacey Braun Financial Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Stacey Braun Financial Services, Inc.:

In planning and performing our audit of the financial statements of Stacey Braun Financial Services, Inc., (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324-*i-*
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE          *WE FOCUS & CARE*

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 12, 2013